

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Marilyn Stark
Chief Executive Officer
First Social Networx Corp.
4625 Legacy Court
Sarasota, FL 34241-7147

> **Re:** **First Social Networx Corp.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2011**
> **File No. 333-177786**

Dear Ms Stark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.	Please remove the references to the dollar amount of $45,000, which appears in several places on the cover page including at the top of the page, since there is no assurance that the offering will be fully subscribed. Instead, if you wish to reference the dollar amount from the potential sale of securities offered under this registration statement, you should disclose the net amounts that could be raised if 30%, 50%, 75% and 100% of the shares are sold. Revise your disclosure throughout so that it is consistent with this comment.

2.	You indicate that you will sell the securities in $500 increments; however, your subscription agreement filed as Exhibit 99 does not indicate that there is a minimum subscription amount required. Revise your disclosure as appropriate, including in your Plan of Distribution section, to ensure that your disclosure accurately describes how the offering will be conducted and is consistent with your subscription agreement.

3.   Please eliminate the tabular presentation. The information in this table appears to be readily determinable from other information on the cover page. Additionally, the current presentation emphasizes the sale of all securities, which may not occur in the context of a best efforts offering.

4.   It appears that the sixth and seventh paragraphs are duplicative. Please revise to eliminate unnecessary repetition.

Summary Information, page 3

5.   Please relocate the introductory information at the top of page 3 regarding forward-looking information so that it appears after the risk factors section, given that the summary and risk factor sections are subject to plain English requirements. Refer to Item 503 of Regulation S-K and Rule 421(d) of Regulation C.

Business Summary, page 4

6.   You state that you must raise $475,000, in addition to the $45,000 "raise[d] from this offering," to execute your business plan over the next 18 months. When referring to the dollar amount expected to be raised by this offering, your disclosure should clearly reflect the uncertainty with respect to the number of shares that may be sold, if any. Please revise here and throughout to avoid suggestions that the offering will be fully subscribed. Also, briefly describe your business timeline expectations. You may wish to include an appropriate cross-reference to where this information is discussed in greater detail in the prospectus.

Risk Factors

We Have Self Underwritten Our Offering, page 5

7.   Please revise the risk factor caption to specifically describe the risk to investors that could result from the fact that the offering is being conducted on a best efforts basis by the company's sole officer and director.

"We do not have sufficient capital to continue maintaining our reporting status," page 11

8.   Please revise your risk factor caption and text to clarify that you will have a reporting obligation only if your registration statement is declared effective. Revise throughout, including the Reports to Security Holders section on page 31, to ensure consistent disclosure. Disclose the consequences that may result if you fail to meet your Exchange Act reporting obligations.

9.   Further, to the extent you do not intend to register your common stock under Section 12(g) of the Exchange Act, please include a risk factor that informs investors that you will only be required to comply with the limited reporting obligations required by Section

15(d) of the Exchange Act. Briefly describe the limited reporting requirements.

Business Description, page 17

10.   We note your statement on page 18 that you have not established a schedule for the completion of specific milestones contained in your business plan. Please provide a description of the activities you propose to undertake for the next 12 months based on the range of possible outcomes resulting from this offering. Refer to Item 101(a)(2) of Regulation S-K. In addition, clarify the business milestones you expect to be able to implement, and the timeline, should you receive the $475,000 in additional financing you indicate is necessary to establish business operations. To the extent you include this information in the plan of operations, consider including a cross-reference to the plan of operations section to avoid duplicative disclosure.

Dilution, page 15

11.   Please revise to remove the brackets around the "net tangible book value per share before offering" disclosures in the table on page 15. Also, provide your calculations to support the "net tangible book value per share after the offering" and "dilution to new shareholder" disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 21

12.   You state on page 4 that the company believes with the money raised through this offering you will be able to "advance your business sufficiently" to attract more financing. Please expand your disclosures to explain, in detail, what this entails and describe the individual stages of the plan that you will be able to complete if 30%, 50%, 75% or 100% of the shares are sold in this offering.

Liquidity and Capital Resources, page 23

13.   We note your disclosures on page 21 where you state that the proceeds of this offering will satisfy your cash requirements for up to 31 months. Please clarify what you mean by "satisfy your cash requirements" and revise your liquidity discussion to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources, assuming the sale of 30%, 50%, 75% and 100% of the securities in this offering.

Notes to Audited Financial Statements

Note 8. Subsequent Events

14.   Your current disclosures in Note 8 do not appear to present a complete sentence. Please
        revise your disclosures accordingly and ensure that you disclose (a) the date through
        which subsequent events have been evaluated and (b) if it is based on the date the
        financial statements were issued or were available to be issued. We refer you to ASC
        855-10-50-1.

Indemnification of Directors and Officers, page II

15.   You state that you will indemnify your officers and directors to the fullest extent
        permitted by the laws of the state of Florida. Please revise to explain in materially
        complete detail the scope of indemnification to which you are obligated by virtue of the
        interaction of the terms of the articles of incorporation and the laws of the state of
        Florida. Refer to Item 702 of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the
Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Diane Harrison, Esq.